UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 000-24293

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LMI Aerospace, Inc.
3600 Mueller Road
St. Charles, Missouri 63302-0900

REQUIRED INFORMATION

(a)
Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust as required by Form 11-K, together with the report thereon of BKD, LLP, independent auditors, dated May 10, 2005.

(b)	Exhibits:

	Exhibit No.	Description

	23.1	Consent of BKD, LLP.

LMI Aerospace, Inc. Profit-Sharing and
Savings Plan and Trust
EIN 43-1309065 PN 002

Accountants’ Report and Financial Statements

December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

Board of Trustees
LMI Aerospace, Inc. Profit-Sharing and
  Savings Plan and Trust
St. Charles, Missouri

We were engaged to audit the accompanying statements of net assets available for benefits (modified cash basis) of LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, on the basis of accounting described in Note 2.

Board of Trustees
LMI Aerospace, Inc. Profit-Sharing and
  Savings Plan and Trust
Page 2.

The accompanying supplemental schedule of assets (held at end of year) (modified cash basis) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

St. Louis, Missouri
May 10, 2005

Federal Employer Identification Number: 44-0160260

LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003

Investments	$14,095,951	$11,193,074

Net Assets Available for Benefits	$14,095,951	$11,193,074

See Notes to Financial Statements                                                                                            3

LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2004 and 2003

	2004	2003

Investment Income
Net appreciation in fair value of investments	$3,274,482	$832,602
Interest and dividends	195,764	200,415

Net investment income	3,470,246	1,033,017

Contributions

Employer	193,313	236,385
Participants	907,937	1,110,759
Rollovers	7,195	3,153

	1,108,445	1,350,297

Total additions	4,578,691	2,383,314

Deductions
Benefits paid to participants	1,609,525	1,192,060
Administrative expenses	66,289	58,443

Total deductions	1,675,814	1,250,503
.

Net Increase	2,902,877	1,132,811

Net Assets Available for Benefits, Beginning of Year	11,193,074	10,060,263

Net Assets Available for Benefits, End of Year	$14,095,951	$11,193,074

See Notes to Financial Statements                                                                                            4

LMI Aerospace, Inc. Profit-Sharing and
Savings Plan and Trust

Notes to Financial Statements

December 31, 2004 and 2003

Note 1: Description of the Plan

The following description of the LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, which is available from the Plan Administrator.

General

The Plan is a defined contribution plan covering all employees of LMI Aerospace, Inc. and certain subsidiaries (Leonard’s Metals, Inc., LMI Finishing, Inc. and Precise Machining, LLC) (collectively the “Company”) who have at least 1,000 hours of service and six months of continuous employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, the Company contributes to the Plan a percentage of eligible participant contributions as determined by the Company’s Board of Directors. For the years ended December 31, 2004 and 2003, the Board elected to contribute $0.50 for each $1 contributed by each participant up to a maximum employer matching contribution of $675. Additional amounts may be contributed at the discretion of the Company’s Board of Directors. Participants may contribute up to 60% of their annual wages. Contributions are subject to certain limitations. Participants’ contributions to the Plan in excess of amounts allocable to participant accounts totaled $15,914 at December 31, 2004. Participants direct the investment of their contributions as well as the Company’s contribution into various investment options offered by the Plan. The Plan currently offers 12 mutual funds and the common stock of the Company as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary and employer matching contributions plus earnings thereon. Vesting in the Company’s discretionary contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is fully vested after seven years of continuous service. The nonvested balance is forfeited upon termination of service. Forfeitures are allocated among active participants on a pro-rata basis.

                                                                                         5

LMI Aerospace, Inc. Profit-Sharing and
Savings Plan and Trust

Notes to Financial Statements

December 31, 2004 and 2003

Payment of Benefits

Upon termination of service, an employee may elect to receive either a lump-sum amount equal to the value of his account or a joint and survivor annuity.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.5% to 10.0%, which are commensurate with local prevailing rates at loan inception as determined by the plan administrator.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 2: Summary of Significant Accounting Policies

Method of Accounting

The Plan maintains its accounts on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Consequently, certain revenue and the related assets are recognized when received rather than when earned and certain expenses are recognized when paid rather than when the obligation is incurred.

Valuation of Investments and Income Recognition

Quoted market prices are used to value investments. The Plan’s investment in the Federated Capital Preservation Fund is carried at contract value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the cash basis. Dividends are recorded on the ex-dividend date.

LMI Aerospace, Inc. Profit-Sharing and
Savings Plan and Trust

Notes to Financial Statements

December 31, 2004 and 2003

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and changes therein and disclosure of contingent assets at the date of the financial statements. Actual results could differ from those estimates.

Plan Tax Status

The Plan obtained its latest determination letter on January 17, 2001, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

LMI Aerospace, Inc. Profit-Sharing and
Savings Plan and Trust

Notes to Financial Statements

December 31, 2004 and 2003

Note 3: Investments

The Plan’s investments are held by a bank-administered trust fund. The following table presents the Plan’s investments. Investments that represent 5% or more of total plan assets are separately identified.

	2004	2003
Investments at Fair Value

Mutual Funds
Fidelity Advisor Equity Growth Fund	$1,752,719	$2,290,918
Janus Balanced Fund	2,751,569	2,880,768
Other	1,747,944	767,549

LMI Aerospace, Inc. Common Stock	3,703,653	1,766,377

	9,955,885	7,705,612
Investments at Contract Value

Federated Capital Preservation Fund	3,457,369	2,743,211

Investments at Estimated Fair Value

Participant Loans	682,697	744,251

Total investments	$14,095,951	$11,193,074

During the years ended 2004 and 2003, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $3,274,482 and $832,602, respectively, as follows:

	2004	2003
Investment Appreciation (Depreciation)

LMI Aerospace, Inc. Common Stock	$2,908,377	$(163,940)
Mutual Funds	366,105	996,542

Net appreciation in fair value	$3,274,482	$832,602

Interest and dividends realized on the Plan’s investments for the years ended 2004 and 2003 were $195,764 and $200,415, respectively.

LMI Aerospace, Inc. Profit-Sharing and
Savings Plan and Trust

Notes to Financial Statements

December 31, 2004 and 2003

Information on the averages of the fully benefit-responsive contracts embedded within the Federated Capital Preservation Fund carried at contract value is as follows:

	2004	2003

Average yield	3.41%	4.02%
Crediting interest rate at December 31	3.35%	3.48%
Fair value	$3,382,000	$2,796,000

Note 4: Related Party Transactions

Active participants can purchase LMI Aerospace, Inc. common stock from their existing account balances. At December 31, 2004 and 2003, participants held 668,530 and 865,870 shares, respectively.

Certain plan investments are shares of mutual funds managed by Federated, which is a service organization for the trustee of the Plan.

The Plan incurs expenses related to general administration and record keeping. The Plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan. The Plan also invests in common stock of the Plan sponsor and funds related to the Plan custodian.

Note 5: Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 and 2003, to Form 5500:

	2004	2003

Net assets available for benefits per the financial statements	$14,095,951	$11,193,074
Additional deemed distributions of participant loans	11,039	34,180

Net assets available for benefits per Form 5500	$14,106,990	$11,227,254

LMI Aerospace, Inc. Profit-Sharing and
Savings Plan and Trust

Notes to Financial Statements

December 31, 2004 and 2003

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2004 and 2003, to Form 5500:

	2004	2003

Benefits paid to participants per the financial statements	$1,609,525	$1,192,060
Less: Current year additional deemed distributions of participant loans	(11,039)	(34,180)
Plus: Prior year additional deemed distributions of participant loans	34,180	—

Benefits paid to participants per Form 5500	$1,632,666	$1,157,880

Note 6: Subsequent Event

Change in Custodian

As of January 1, 2005, the Plan changed their custodian and record keeper. They are in the process of finalizing a new plan document.

Plan Merger

Effective January 1, 2005, the LMI Aerospace Regional Savings Plan (the “Regional Plan”) was merged into the Plan. The Regional Plan had net assets of $1,922,370 as of December 31, 2004.

Supplemental Schedule

	Description		Current
Investment Type and Issuer	of Investment		Value

Mutual Funds

* Federated Capital Preservation Fund	345,737	shares	$3,457,369
* Federated Stock Trust	2,784	shares	103,495
* Federated Kaufmann Fund	51,553	shares	276,325
* Federated Mini-Cap Index Fund	10,830	shares	169,699
* Federated Max-Cap Index Fund	3,998	shares	97,743
* Federated Total Return Bond Fund	7,948	shares	86,156
* Federated Capital Appreciation Fund	4,831	shares	122,464
Baron Growth Fund	10,815	shares	485,253
Fidelity Advisor Equity Growth Fund	38,344	shares	1,752,719
Janus Balanced Fund	129,486	shares	2,751,569
Janus Advisor International Growth Fund	4,924	shares	142,364
Constellation Clover Small Cap Value Fund	9,809	shares	264,445

* LMI Aerospace, Inc. Common Stock	668,530	shares	3,703,653

Participant Loans	4.5% - 10.0%		682,697

			$14,095,951

* Represents a party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LMI AEROSPACE, INC. PROFIT SHARING
AND SAVINGS PLAN AND TRUST

	By:	LMI AEROSPACE, INC., as Plan Administrator

Date: September 13, 2005	By:	/s/ Lawrence E. Dickinson
Lawrence E. Dickinson
Chief Financial Officer and Secretary